

September 9, 2009

Mr. Kevin M. Murphy
President and Chief Executive Officer
Black Hawk Exploration Inc.
1174 Manitou Drive NW, PO Box 363
Fox Island, WA 98333

> **Re: Black Hawk Exploration Inc.**
> **Form 10-K/A1 for the Fiscal Year Ended August 31, 2008**
> **Filed September 3, 2009**
> **Form 10-Q/A1 for the Fiscal Quarter Ended November 30, 2008**
> **Filed September 3, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended February 28, 2009**
> **Filed September 3, 2009**
> **Form 10-Q for the Fiscal Quarter Ended May 31, 2009**
> **Filed July 15, 2009**
> **Response Letter Dated September 2, 2009**
> **File No. 000-51988**

Dear Mr. Murphy:

We have reviewed your filings and response letter, and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A1 for the Fiscal Year Ended August 31, 2008

Signatures, page 30

1.   We note that your amendment continues to reflect the signature of your *former* President, Secretary and Treasurer, as of the date the original filing was signed, December 14, 2008. We also understand that, effective July 27, 2009, this former officer resigned and was replaced by two new individuals, one in the capacity of CEO and the other in the capacity of CFO. Accordingly, it will be necessary for

you to amend your filing to be properly signed and executed by your *current* officers at the time you file your amendment, to comply with Regulation 240.12b-15 of the Exchange Act Rules.

We further note that each of your current officers must also execute updated officers' certifications, pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, which are to be included with your amendment, to comply with Regulation 240.12b-15 of the Exchange Act Rules.

Please also ensure that amendments of your Form 10-Qs, for the quarterly periods ended November 30, 2008 and February 28, 2009, are similarly updated and filed to reflect updated signatures and certifications of your current officers.

Exhibit 32.1

2.   We note in Item 1 of Exhibit 31.1 of your amendment that you now reference *annual report* rather than *quarterly report*. In future filings, please also be sure that this same reference in Exhibit 32.1 accurately corresponds to the type of report you are filing.

Form 10-Q for the Quarterly Period Ended May 31, 2009

3.   We note this filing was made on July 15, 2009, subsequent to the issuance of our prior comment letter, dated June 23, 2009. We further note that certain deficiencies also existed in this filing, which were similar to those identified in our prior comment letter pertaining to your Form 10-Q for the quarterly period ended February 28, 2009. Accordingly, please amend this filing to revise those deficiencies identified in our prior comment letter that correspondingly exist in this periodic filing. As noted in comment 1, such amendment must be executed by your current officers.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3461, with any other questions."

Sincerely,

Christopher J. White
Branch Chief